Almere, The Netherlands
May 21, 2014

ASM INTERNATIONAL N.V. ANNOUNCES VOTING RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced the voting result of its Annual General Meeting of Shareholders held on May 21, 2014 in Almere, the Netherlands.

In line with the ASMI Boards' recommendations as included in the Company's proxy statement, the shareholders approved all resolutions as proposed to the Annual General Meeting of Shareholders.

The main resolutions were as follows:

The financial statements for the year 2013 were adopted and the shareholders granted discharge to the members of the Management Board and the Supervisory Board from liability in relation to the exercise of their duties in the financial year 2013.

The shareholders voted in favor of the dividend payment of € 0.50 per ordinary share which will become payable on June 6, 2014.

The shareholders voted in favor of the reappointment of Mr. C.D. del Prado and Mr. P.A.M. van Bommel as members of the Management Board and Mr. H.W. Kreutzer and Mr. M.C.J. van Pernis as members of the Supervisory Board.

Finally, the revised Remuneration Policy was adopted by the shareholders.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

1 of 3

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500
E: victor@bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

2 of 3